Exhibit 18.1

April 17, 2009

Chromcraft Revington, Inc.
West Lafayette, Indiana

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Chromcraft Revington, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended, and have reported thereon under date of April 17, 2009. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2008. As stated in Note 1 to those financial statements, the Company changed its method of accounting for inventories from the LIFO method to the FIFO method. Note 1 states that the newly adopted accounting principle is preferable because the FIFO method better reflects the current value of inventories on the consolidated balance sheet; provides better matching of revenue and expenses under the Company’s business model; and provides uniformity across operations with respect to the method of inventory accounting for both financial reporting and income tax purposes. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP
Indianapolis, Indiana
April 17, 2009